Apollo Hospitals
CHENNAI
touching lives

[redacted]

Date: October 26, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Information under Rule 12g3-2(b) - Allotment of 7,047,119 equity shares of Rs. 10/- each to Apax Mauritius FDI One Limited

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

The Committee of Board of Directors at its meeting held today approved the allotment of 7,047,119 equity shares of face value of Rs. 10/- each at a price of Rs.605.07 per share to Apax Mauritius FDI One Limited.

Kindly take note of the same in your records.

Thanking you,

Yours faithfully
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER &
COMPANY SECRETARY

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" Email : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028